UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GVI Security Solutions, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

36242E 10 1
(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1		Page 2 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,966,564
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,966,564
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,966,564
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1		Page 3 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 4,299,897
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 4,299,897
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,349,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer.

This Amendment No. 9 on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas 75007. All share and price per share amounts in this Schedule 13D give effect to the 1-for-65 reverse split of the Common Stock effected April 12, 2004 (the “Reverse Split”).

Item 2. Identity and Background.

This statement is being filed jointly by Woodman Management Corporation (“WMC”), a California corporation, and David Weiner, a citizen of the United States (collectively, the “Reporting Persons”).

WMC is a consulting firm and is also one of two members of GVI Acquisition LLC (“Acquisition”), a California limited liability company that holds securities of the Company as described below. David Weiner is an investment consultant for and, and is the sole director and officer of, WMC. Mr. Weiner is also the sole stockholder of W-net, Inc., a California corporation (“W-net”), and one of two managers of Acquisition.

The address for Mr. Weiner and WMC is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 17, 2004, as a director of the Company, Mr. Weiner was issued options to purchase 200,000 shares of Common Stock at a price of $2.60 per share, of which, options to purchase 50,000 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D.

On February 20, 2004, pursuant to an Agreement and Plan of Merger dated as of February 19, 2004, GVI Security, Inc. (“GVI”) merged (the “Merger”) with a subsidiary of the Company. GVI was the surviving corporation in the Merger and is now a wholly-owned subsidiary of the Company. Prior to the Merger, Acquisition was the holder of 88,000 shares of GVI’s common stock. As a shareholder of GVI, Acquisition was issued in the Merger 382,608.68 shares of Series E Convertible Preferred Stock of the Company (“Series E Stock”). Such shares of Series E Stock automatically converted into 10,795,145 shares of Common Stock on April 12, 2004 upon the effectiveness of the Reverse Split.

On October 29, 2004, W-net purchased 10 “Units” in a bridge financing at a purchase price of $50,000 per Unit. Each Unit consisted of (i) $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and (ii) the right to be issued warrants to purchase shares of the Company’s Common Stock. As a result of a December 2004 private placement of the Company’s Common Stock, and in accordance with the terms of the bridge financing, for the ten Units purchased by it, W-net was each issued five-year warrants to purchase 333,333 shares of Common Stock at an exercise price of $1.50 per share (the “2004 Warrants”). W-net purchased the Units with its working capital.

On January 4, 2005, Acquisition made a distribution to its members, distributing 2,858,134 shares of Common Stock to WMC.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock as an investment and at the present time have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

As of September 15, 2005, WMC beneficially owned 3,966,564 shares of Common Stock (the “WMC Shares”). The WMC Shares constitute approximately 7.8% of the Company’s outstanding shares of Common Stock. The WMC Shares include 3,030,130 shares of Common Stock held by Acquisition (the “Acquisition Shares”). As a member of Acquisition, WMC may be deemed to be the beneficial owner of such shares.

As of September 15, 2005, Mr. Weiner beneficially owned 4,349,897 shares of Common Stock (the “Weiner Shares”). The Weiner Shares constitute approximately 8.6% of the Company’s outstanding shares of Common Stock. The Weiner Shares include (i) the 3,966,564 WMC Shares, (ii) options to purchase 50,000 shares of Common Stock at a price of $2.60 per share, and (iii) 333,333 shares of Common Stock which may be acquired by W-net upon exercise of the 2004 Warrants.

Mr. Weiner, Acquisition and WMC share with the other member and manager of WMC and their respective affiliates, the power to vote and dispose of, or to direct the vote or disposition of, the 3,030,130 Acquisition Shares owned directly by Acquisition.

Mr. Weiner and WMC share the power to vote and dispose of, or to direct the vote or disposition of, the 936,434 shares of Common Stock owned directly by WMC.

Mr. Weiner has the sole power to vote and dispose of the 50,000 shares of Common Stock issuable upon exercise of options owned directly by Mr. Weiner.

Mr. Weiner and W-net share the power to vote and dispose of, or to direct the vote or disposition of, the 333,333 shares of Common Stock issuable upon exercise of the 2004 Warrants owned directly by W-net.

The following sales of Common Stock were effected by WMC in the past 60 days, constituting all transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. All of the sales below were effected in the open market, other than the August 22, 2005 sale which was a private transaction.

Date of Sale	Shares Sold	Price per Share Sold
8/22/05	750,000	$0.42
9/13/05	15,000	$0.41
9/13/05	5,000	$0.425
9/14/05	45,000	$0.35
9/14/05	208,700	$0.36
9/14/05	141,300	$0.37
9/14/05	10,000	$0.38
9/14/05	10,000	$0.39

Date of Sale	Shares Sold	Price per Share Sold
9/19/05	48,000	$0.40
9/19/05	7,000	$0.41
9/20/05	47,500	$0.40
9/20/05	7,500	$0.41
9/20/05	30,000	$0.42
9/20/05	15,000	$0.43
9/21/05	10,000	$0.36
9/21/05	5,000	$0.365
9/21/05	40,000	$0.37
9/21/05	45,000	$0.38
9/23/05	55,000	$0.38
9/23/05	37,000	$0.39
9/23/05	8,000	$0.40
9/27/05	10,000	$0.36
9/27/05	15,000	$0.37
9/27/05	17,500	$0.38
9/27/05	22,500	$0.39
9/27/05	5,000	$0.40
9/27/05	30,000	$0.41
9/28/05	78,500	$0.37
9/28/05	10,000	$0.38
9/28/05	4,000	$0.39
9/30/05	10,000	$0.37
9/30/05	17,500	$0.3771
9/30/05	47,500	$0.38
9/30/05	10,000	$0.382
9/30/05	15,000	$0.3858

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

WMC and Europa International Inc. (“Europa”) are parties to the Operating Agreement of Acquisition, dated as of May 15, 2003 (as amended, the “Operating Agreement”). Pursuant to the Operating Agreement, WMC has a 74.9% membership interest in Acquisition and Europa has a 25.1% membership interest in Acquisition. WMC and Europa each have the right to appoint one manager of Acquisition (currently, David Weiner and Fred Knoll, respectively), and the unanimous vote of both managers is required for any action taken by the managers.

The Acquisition Shares and the WMC Shares were previously subject to lock-up provisions which could be amended by the holders of a majority of the shares subject to that lockup without the consent of the Company. The holders of a majority of the shares subject to the lockup have suspended the transfer restrictions required thereby.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

WOODMAN MANAGEMENT CORPORATION

Dated: October 3, 2005	By:	/s/ David Weiner
Name: David Weiner
Title: President

Dated: October 3, 2005

By:	/s/ David Weiner
David Weiner

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc., and hereby affirm that this Amendment No. 9 to Schedule 13D is being filed on behalf of each of the undersigned.

WOODMAN MANAGEMENT CORPORATION

Dated: October 3, 2005	By:	/s/ David Weiner
Name: David Weiner
Title: President

Dated: October 3, 2005

By:	/s/ David Weiner
David Weiner